

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2024

Michael Tardugno
Executive Chairman of the Board
Imunon, Inc.
997 Lenox Drive, Suite 100
Lawrenceville, New Jersey 08648

> **Re: Imunon, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 15, 2024**
> **File No. 333-279425**

Dear Michael Tardugno:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Megan Gates